M III Acquisition Corp.

3 Columbus Circle, 15th Floor

New York, NY 10019

Phone: (212) 716-1491

VIA EDGAR

May 2, 2016

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Pamela Long, Assistant Director

RE :	M III Acquisition Corp. Registration Statement on Form S-1 Filed April 19, 2016 File No. 333-210817

Dear Ms. Long:

M III Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 25, 2016 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 19, 2016. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Summary Financial Data, page 25

1.	Please enhance your disclosure to also present financial data for the period ended December 31, 2015.

In response to the Staff’s comment, the Company has revised the requested disclosure.

Dilution, page 57

2.	You disclose that your net tangible book value at March 31, 2016 was $(154,132) or approximately $(0.01) per share of common stock. It appears that your net tangible book value was actually $(0.03) per share of common stock. Please revise.

In response to the Staff’s comment, the Company has revised the requested disclosure.

Certain Relationships and Related Party Transactions, page 109

3.	Stuart Neuhasuer, a partner at the law firm that will be providing the legal opinion on the validity of the securities that are being registered, signed your Certificate of Incorporation

Pamela Long, Assistant Director
U.S. Securities and Exchange Commission

May 2, 2016

as the sole incorporator and thus appears to be a promoter as defined by Rule 405 of Regulation C. Please disclose this relationship and the nature and amount of anything of value received or to be received by him, directly or indirectly, and anything that you received from him. Please refer to Item 404© of Regulation S-K. In addition, please update your disclosure under the heading Experts on page 139 to indicate that the counsel which will be providing the opinion of the validity of the securities being registered is a promoter. Please refer to Item 509 of Regulation S-K.

In its role as counsel for the Company, Ellenoff Grossman & Schole LLP, through Mr. Neuhauser, filed a certificate of incorporation for the Company with the Secretary of State of the State of Delaware incorporating the Company.  The incorporation of a start-up company by its counsel is commonplace as such act is purely ministerial in nature and counsel typically has easier access to the necessary filing agents to carry out such incorporation than the company.  Once the certificate of incorporation was filed and thereafter accepted by the State of Delaware, Mr. Neuhauser resigned as sole incorporator and Mr. Meghji began selecting a board and management team for the Company.  Neither Mr. Neuhauser nor Ellenoff Grossman & Schole LLP took any part in the selection by Mr. Meghji of the Company’s board and management team, nor was either asked by Mr. Meghji to provide any advice with respect to such selection.  Once the board and management of the Company had been determined, the Company issued its initial shares of common stock – as a company would customarily do in connection with its formation and organization.  Neither Mr. Neuhauser nor Ellenoff Grossman & Schole LLP was issued, nor received, any of the Company’s common stock.  The Company also arranged to have its initial stockholders loan the Company the funds necessary to operate its business until consummation of the Company’s offering.  Neither Mr. Neuhauser nor Ellenoff Grossman & Schole LLP has advanced the Company any funds to operate its business during such time period.  Accordingly, neither Mr. Neuhauser nor Ellenoff Grossman & Schole LLP has taken any actions in the founding or organization of the business or enterprise of the Company as described under the definition of a “promoter” under Section 12b-2 of the Securities Exchange Act of 1934.

Based on the foregoing, we respectfully believe that neither Mr. Neuhauser nor Ellenoff Grossman & Schole LLP is a “promoter” that requires disclosure under Item 404(c) of Regulation S-K.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,
/s/ Mohsin Meghji

Mohsin Meghji Chairman and Chief Executive Officer

Pamela Long, Assistant Director
U.S. Securities and Exchange Commission

May 2, 2016

cc:    Stuart Neuhauser, Esq.
         Ellenoff Grossman & Schole LLP